SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date September 23, 2005________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  News Release dated September 23, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: September 23, 2005

President^s letter notes growth of revenues, expansion of Sucanon distribution in Mexico

Vancouver, BC, September 23, 2005 - In the Quarterly Report issued by Biotech Holdings (the "Company", BIO: TSX.V, BIOHF: OTCBB) for the quarter ended June 30, 2005 and the Company^s press release on August 5, 2005, the Company reported Sucanon sales revenues of $123, 411 Cdn ($99,904 US), versus no revenues in the same quarter a year earlier. The Company also reported, in the President^s letter to shareholders, that Sucanon revenues in July were $124,974 Cdn ($102,036 US), more than double Sucanon revenues in the preceding month.

The President^s letter also stated that, since the end of the quarter, the Company has started sales of Sucanon through Costco Mexico. To September 15, Costco had purchased 1080 one-month packages. Further, the Company^s sales through one of its other distributors, Grupo Marzam, have expanded to include deliveries to a government branch known as ISSSTE ("Instituto de seguridad y servicios sociales de Trabajadores del Estado" or Governmental Workers, Social Security and Services Institute) which sells to Mexicans who cannot afford to obtain medications at normal market prices. ISSSTE outlets serve approximately 10 million Mexicans. Selling through Marzam to ISSSTE does not affect Biotech^s margins, the President^s letter noted.

The President^s letter stated that the Company had spent $232,319 Cdn ($183,500 US) in the quarter for advertising of Sucanon and had decided, given revenue growth in June and July, to continue the advertising, with further expenditures of $225,000 Cdn ($184,500 US) for advertising costs after the end of the period, including infomercial broadcast, radio broadcast and 1 and 2-minute television ads. The President^s letter noted that advertising amounts spent by the Company are, by agreement, to be reimbursed by the Company^s marketing company in Mexico, from the marketing company^s profits. The marketing company is an independent arm^s-length company, unrelated to the management and directors of Biotech Holdings.

As previously disclosed in the Company^s January 13, 2005 press release, the President^s letter also stated that, since the end of the period, discussions regarding expanding of Sucanon distribution in Latin America were continued with some distributors and initiated with others, focusing on distribution of Sucanon in Peru (where regulatory approval has been received), Venezuela, Chile, Argentina and Brazil. The President^s letter noted that the Company^s aim is to distribute Sucanon through national distributors in the majority of Latin American markets.

On behalf of the board of directors: /s/ Robert B. Rieveley, President and Director

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management^s best judgment as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.